EXHIBIT 99.1

enCore Energy Appoints Director of Technical Services

                                                                                                          NYSE American:EU
TSXV:EU

DALLAS, June 29, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announced today that Mr. Dain McCoig has been appointed as the Director of Technical Services effective immediately. Mr. McCoig brings over 15 years of experience at enCore's South Texas plants where he was focused on uranium extraction and In-Situ Recovery (ISR) processing.  Mr. McCoig is responsible for engineering and technical support on all projects within the Company's production pipeline.

Mr. Dain McCoig, PE  Director of Technical Services
Mr. McCoig began his career in 2004 as the Plant Engineer for Uranium Resources Inc. (URI) at the Kingsville Dome ISR Uranium Central Processing Plant (CPP) in South Texas, now owned by enCore Energy. As URI's Plant Superintendent, Senior Engineer, Manager of Operations and Vice President, Operations, Mr. McCoig worked on URI's South Texas and New Mexico projects. He was involved in all aspects of the uranium extraction process, including design, construction, operations and reclamation.  Mr. McCoig oversaw the startup of the Rosita CPP (now owned by enCore Energy), the Kingsville CPP and the Vasquez project. He most recently served as Vice President of Operations during the construction of a graphite facility in Alabama before returning to the uranium extraction industry. Mr. McCoig has a BSc in engineering from the Colorado School of Mines and is a licensed professional engineer in the state of Texas.

Paul Goranson, Chief Executive Officer, stated: "I am pleased to work with Dain again, a welcome addition to the strong technical team at enCore.  His knowledge and previous experience at our processing plants is invaluable. An experienced team is our best asset as we simultaneously push the Rosita CPP and Alta Mesa CPP back into production."

South Dakota Mineral Industries Association
enCore congratulates Mr. Jon Winter, enCore's Permitting and Regulatory Affairs Manager, recently appointed as a Director of the Board of the South Dakota Mineral Industries Association (SDMIS). Find out more about the SDMIA here: https://sdmineralindustries.org/

About enCore Energy Corp.
enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither the NYSE American nor the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements:
Certain information contained in this news release, including any statements regarding future expectations, beliefs, goals or prospects, may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 29-JUN-23